Issuer Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated September 10, 2021

Preliminary Prospectus Supplement dated November 9, 2021

Registration Statement No. 333-258604

TERM SHEET

Great Panther Mining Limited

Public Offering of Common Shares

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Québec), and in a corresponding registration statement on Form F-10 (SEC File No. 333-258604) filed with the United States Securities and Exchange Commission ("SEC"). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

A prospectus supplement to the base prospectus dated September 10, 2021 will be filed with the SEC in the United States and will contain important information relating to the securities described in this term sheet. The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented by the prospectus supplement to be filed with the SEC, in that registration statement and other documents the issuer has filed and will file with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting H.C. Wainwright & Co., LLC via email at placements@hcwco.com.

Issuer:	Great Panther Mining Limited (the "Company")

Offering:	Treasury offering of common shares without par value in the capital of the Company (each, a "Common Share").

Size of Offering:	Approximately US$20 million (approximately US$23 million if the option to purchase additional Common Shares is exercised in full).

Offering Price:	US$0.26 per Common Share.

Option:

The Underwriters have been granted an option exercisable in whole or in part, at the sole discretion of the Underwriters, within 30 days of the date of the final prospectus supplement, to purchase up to additional 11,538,461 Common Shares (representing 15% of the Common Shares offered).

Listing:	Prior to the Closing Date, the Company will obtain all necessary regulatory approvals for the Offering, including Toronto Stock Exchange and NYSE American approval of the listing of the Common Shares.

Use of Proceeds:

The Company intends to use the net proceeds of the offering for underground mine development and exploration programs at the Tucano Gold Mine, and to maintain its working capital and for general corporate purposes.

Lock-Up Agreements:	In connection with the completion of the offering, the Company and each of its directors and officers will enter into customary lock-up agreements valid for a period of 90 days after the closing.

Form of Underwriting:

"Bought deal" offering by way of a prospectus supplement to the Company's final base shelf prospectus in Canada, and the corresponding registration statement on Form F-10 in the United States, subject to a mutually acceptable underwriting agreement.

Jurisdictions:

The Common Shares may be sold in the United States and all provinces of Canada (except Québec). The Common Shares may also be offered in those jurisdictions outside of Canada and the United States as agreed to by the Company and the Underwriters provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

Sole Bookrunner:	H.C. Wainwright & Co., LLC Cormark Securities Inc. and Roth Capital Partners, LLC are acting as co-managers for the Offering.

Underwriting Fee:	6.0% cash fee

Closing Date:	November 12, 2021.